

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 24, 2008

Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Trust
Suite 2900
240 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4

> **Re:** **Pengrowth Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **Supplemental Response dated October 7, 2008**
> **File No. 001-13253**

Dear Mr. Webster:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant